Ballard Power Systems Inc.

News Release

Ballard Announces Dantherm Power Agreement to Collaborate with Delta Power Solutions (India)
Collaboration agreement provides a managed approach to address telecom backup power market opportunity

For Immediate Release – July 27, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced that Dantherm Power, the backup power systems company in which it has a controlling interest, has signed a collaboration agreement with Delta Power Solutions (India) Pvt. Ltd. [Delta] to market clean energy fuel cell power solutions in the India telecommunications sector. Delta Power Solutions (India) is a subsidiary of Delta Electronics (Thailand) PLC, part of the Delta Group, the world’s leading energy saving solutions provider.

Under the agreement, Dantherm Power and Delta will jointly work to deploy product field trials comprised of Dantherm Power’s direct hydrogen 2-kilowatt (kW) DBX2000 fuel cell system as well as its 5kW DBX5000 fuel cell system, which will be integrated by Delta, along with its Site Management & Control System (SMCS), and deployed at telecom customer sites in India. Delta will take responsibility for installation, commissioning, maintenance and management of these field deployments. These sites will be remotely monitored by Delta’s Network Operation Centre (NOC).

John Sheridan, CEO of Ballard and Chairman of Dantherm Power said, “This agreement represents an effective, managed approach to backup power market development in India. Delta will leverage its existing telecom industry relationships in order to identify interested customers, and Delta will provide on-the-ground support throughout the trial period. Onsite expertise and customer support is the key to gaining traction with solutions that are new to the market, such as fuel cells in the India telecom sector.”

These field trials will enable an informed assessment of the commercial market opportunity, including identification of appropriate fuel cell solutions. Commercial deployments in India would then benefit from Delta’s in-country marketing, sales, distribution and servicing capabilities.

Dalip Sharma, Managing Director of Delta Power Solutions said, “We are very pleased to be working with PEM fuel cell products from premier providers such as Dantherm Power and Ballard. This collaborative partnership has all the right elements for a successful evaluation of the market opportunity and for potentially large-scale product roll-out down the road.”

Delta Power Solutions serves many of the largest service and infrastructure providers in the Indian telecom industry, including Indus, Bharti, Vodafone, Reliance and Idea Cellular.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

About Delta Group
Delta Group is the world’s leading provider of power management and thermal management solutions, as well as a major source for components, visual displays, industrial automation, networking products and renewable energy solutions. Delta Group has sales offices worldwide and manufacturing plants in Taiwan, China, Thailand, Japan, Mexico, India, Brazil and Europe. As a global leader in power electronics, Delta’s mission is “To provide innovative, clean and efficient energy solutions for a better tomorrow.” Delta is committed to environmental protection and has implemented green, lead-free production and recycling and waste management programs for many years. More information about Delta Group can be found at www.deltaww.com.

About Delta Power Solutions (India)
Delta Power Solutions (India), is a 100% subsidiary of Delta Electronics (Thailand) PLC, part of the Delta Group, a leading multinational with headquarters in Taiwan with 6.6 billion USD revenue for 2010. Delta Power Solutions (India) is a world-class provider of power management solutions in the areas of telecom power supplies, uninterrupted power supply, industrial automation, components, Renewable Energy and display solutions. The group has been operating in India since 1992. The company is responsible for developing business in the SAARC region and is also recognized as the “Centre for Technical Excellence” for the SAARC region. The company has an impressive installation base with regional support centers all over India and the SAARC region. Delta has been awarded ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:1999 certifications by Underwriters’ Laboratories, USA, for Quality, Procedures, and Environment management.

This release contains forward-looking statements, including anticipated market development and product cost reductions, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Media: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com